FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                 ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


                   ANNOUNCEMENT OF DIVIDEND PAYMENTS FOR 2004


The Board of CEZ, a. s., with its registered seat at Duhova 2/1444, 140 53 Praha 4, ID No. 45274649, entered in the Commercial Register kept by the Municipal Court Prague, Section B, File No. 1581, announces that the Ordinary General Meeting of the company held on June 20, 2005 decided on the payment of dividends to the company's shareholders for the financial year of 2004, in the amount of CZK 9 before taxes per each share with a nominal value of CZK 100. On behalf of the company, payment of the dividend (and deduction of withholding tax) will be effected by Ceska sporitelna, a. s., ID No.: 45244782, with its registered seat at Olbrachtova 1929/62, 140 00 Praha 4 ("Ceska sporitelna").

All those who were shareholders of CEZ, a.s. as of the reference date for the dividend title are entitled to the dividend for 2004. The reference date for the dividend title is June 20, 2005 (pursuant to Article 9 (1) of the company's Articles of Association).

To those shareholders who are legal entities, trustees, or individuals with permanent residence outside the Czech or Slovak Republics, who are not represented by a trustee, the dividend will be paid to their bank account established with a financial institution based in (or with a branch office in) the Czech Republic. The dividend will be transferred to the accounts of these shareholders upon written request, which must be delivered to Ceska sporitelna, must be furnished with a certified signature, and must specify the account number and the bank in which the account is kept.

To those shareholders who are natural persons with permanent residence in the Czech Republic or, as the case may be, their representatives are such, the dividend will be paid out in cash, at any branch office of Ceska sporitelna in the Czech Republic, or, based upon their written request, delivered by Ceska sporitelna via cashless transfer to their account at any bank in the Czech Republic. Representatives of shareholders will be paid dividends upon producing ID and a power of attorney with the shareholder's signature. The authenticity of the shareholder's signature on the power of attorney and on the shareholder's request for the cashless transfer of the dividend must only be certified if the total amount of dividends to be paid to the respective shareholder exceeds CZK 500.

During the period from August 1, 2005 to December 31, 2005, the dividend will be paid out to those shareholders who are natural persons with permanent residence in the Slovak Republic at any branch office of OTP Banka Slovensko, a. s., ID
No.: 31318916, with its registered seat at Sturova 5, 813 54 Bratislava, Slovak Republic ("OTP Banka"), or, based upon their written request, delivered by OTP Banka via cashless transfer to their account at any bank based in (or with a branch office in) the Slovak Republic. After January 1, 2006, shareholders who are natural persons with permanent residence in the Slovak Republic or, as the case may be, their representatives are such, will receive the dividend in cash at any branch office of Ceska sporitelna in the Czech Republic or, based upon their written request, delivered by Ceska sporitelna via cashless transfer to their account at any bank in the Czech Republic. Representatives of shareholders will be paid dividends upon producing ID and a power of attorney with the shareholder's signature. The authenticity of the shareholder's signature on the power of attorney and on the shareholder's request for a cashless transfer of the dividend must only be certified if the total amount of dividends to be paid to the respective shareholder exceeds CZK 500.

The dividends are due as of August 1, 2005, whereas the payment to the shareholders' bank accounts will be effected immediately after Ceska sporitelna or OTP Banka receive the shareholders` request in the terms of the preceding paragraphs of this announcement.


                                                  Board of Directors
                                                      CEZ, a. s.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.
                                             ------------------------
                                                   (Registrant)
Date:  June 29, 2005

                                             By: /s/ Libuse Latalova
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                                                   Libuse Latalova
                                            Head of Finance Administration